SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS AND MERGER

A Special Meeting of Shareholders of First Trust Dividend and Income Fund ("FAV"), a closed-end fund, and FTHI was held on October 3, 2016. At the meeting, shareholders of FAV approved a merger of FAV with and into FTHI pursuant to the Agreement and Plan of Merger, and shareholders of FTHI approved the issuance of FTHI shares in connection with the Agreement and Plan of Merger. For FAV, the number of votes cast in favor of the Agreement and Plan of Merger was 2,766,938, the number of votes cast against the Agreement and Plan of Merger was 0, the number of abstentions was 0, and the number of broker non-votes was
0. For FTHI, the number of votes cast to approve the proposal to issue FTHI shares in connection with the Agreement and Plan of Merger was 115,305, the number of votes cast against the proposal to issue FTHI shares in connection with the Agreement and Plan of Merger was 19,255, the number of abstentions was 14,335, and the number of broker non-votes was 201,107. The merger was completed on October 24, 2016. In the merger, the assets of FAV were transferred to, and the liabilities of FAV were assumed by, FTHI. Shareholders of FAV received shares of FTHI with a value equal to the aggregate net asset value of the FAV shares held by them. The exchange of shares took place based upon FAV's and FTHI's closing net asset values on October 21, 2016. The exchange ratio at which shares of FAV were exchanged for shares of FTHI was 0.444937.